SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Marketletter 1Q17

Summary

	Page	Conference Call in Portuguese
Introduction	02	May 15, 2017
I. Consolidated Income Analysis	03	2:00 PM (GMT)
II. Company Results Analysis	12	1:00 PM (New York time)
III. General information	16	6:00 PM (London time)
IV. Attachment: I. Financial Information from Subsidiaries II. Financial Analyses from Subsidiaries Companies III. Operating Infomration from Subsidiaries		Phone: (11) 3137-8037 Conference Call in English May 15, 2017 2:00 PM (GMT)
		1:00 PM (New York time)
		6:00 PM (London time)
		Phone: (11) 3137-8037

		Contact RI:

		Ombudsman-ri@eletrobras,com
		www.eletrobras.com.br/elb/ri
		Tel: (55) (21) 2514-6333

		Preparation of the Report to
		Investors:
		Superintendent of Investor
		Relations
		Paula Prado Rodrigues Couto

		Capital Markets Department
		Bruna Reis Arantes
		Fernando D'Angelo Machado
The Marketletter – Annex I, II and III can be found in .xls extension at our website: www.eletrobras.com.br/elb/ri		Luiz Gustavo Braga Parente
		Mariana Lera de A. Cardoso

		Intern:
		Daniel Pinto Cabral Claudiano

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 1Q17

Rio de Janeiro, May 12, 2017 - Eletrobras (Centrais Elétricas Brasileiras SA) [BM & FBOVESPA: ELET3 and ELET6 - NYSE: EBR and EBR-B - Latibex: XELTO and XELTB] the largest company in the electricity sector in Latin America, operating in generation, transmission, distribution and comercialization, the Parent Company company of 14 subsidiaries, a holding company - Eletropar - a research center - Cepel and accounting for 50% of the capital Itaipu Binacional, announces its results for the period.

Eletrobras presented, in the first quarter of 2017 a net profit assigned to controllers R$ 1,394 million, compared to a net loss of R$ 3,898 million recorded in the 1Q16.

HIGHLIGHTS IN THE CONSOLIDATED RESULTS OF THE 1Q17:

»     Physical Aggregation of 101 MW in Power Generation installed capacity;

»     Physical Aggregation of 115 Km of Transmission Lines;

»     Net Operating Revenue in the amount of R$ 8,969 million;

»     Effect of the sale of CELG D shares in Corporate Participations in the amount of R $ 1,525 million;

»     Itaipu transfer positive in the amount of R$ 49 million;

»     CVA negaitive amount of R$ 32 million;

»     Provisions for contingency in the amount of R$ 112 million;

»       Impairments no montante de R$ 270 milhões;

»     Reversal of Provisions for onerous contracts of R $ 319 million;

»     Negative Net Financial Results in the amount of R$ 1,338 million, impacted negative by the restatement regarding the compulsory loan processes in the amount of R$ 439 million;

»     Sum of the Losses of Distribution Companies in the amount of R$ 1,086 million, highlighting the loss of R$ 708 million of Amazonas Energia;

»     Management EBITDA in the amount of R$ 1,413 million in 1Q17;

amounts in R$ million

	1Q17	1Q16%
Energy Sold - Generation GWh¹	38,4	39,7	-3%
Energy Sold - Distribution GWh	3,9	4,3	-9%
Gross revenue	10,816	8,274	31%
Management Gross Revenue ²	8,372	7,980	5%
Net Operating Revenue	8,969	6,761	33%
Management Net Operating Revenue ²	6,780	6,467	4,8%
EBITDA	4,429	-2,041	317%
Management EBITDA³	1,413	833	70%
Net income attributable to controlling	1,394	-3,898	136%
Management Net Income (4)	-201	-403	50%
Investments	1,216	2,290	-47%

(1)    Does not consider the energy allocated for quotas, from the plants renewed by Law 12,783 / 2013;

(2)    Excludes CELG D and Construction Revenue and Transmission Revenue from RBSE;

(3)    Excludes (2) and expenses with independent research, research findings, contingency provisions, onerous contracts, Impairment, ANEEL CCC provision, Provision for losses on investments, Provision for Hydrological Risk, Equity interests (RBSE CTEEP and SPE Research)

(4)    Excludes (3) and monetary adjustment to compulsory and provision for Income Tax referring to RBSE,

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 1Q17

ANALYSIS OF CONSOLIDATED INCOME (R$ million)

	IFRS Consolidated
DRE	1Q17	1Q16
Generation Revenue	5,015	4,258
Transmission Revenue	2,778	1,209
Distribution Revenue	2,579	2,553
Others Revenue	444	254
Gross Revenue	10,816	8,274
Deductions from Revenue	-1,847	-1,513
Net Operating Revenue	8,969	6,761
Operational costs	-3,417	-3,445
Personal, Material, Services and Others	-2,496	-2,429
Depreciation and Amortization	-461	-435
Operational Provisions	-361	-3,013
Other Operating Expenses	-91	-97
	2,143	-2,658
Shareholdings	1,825	182
Income before Financial Income	3,968	-2,476
Financial Result	-1,338	-1,345
Income Before Tax	2,630	-3,821
Income tax and social contribution	-1,252	-74
Net Profit	1,378	-3,894
Participation attributed to non-controlling shareholders	-15	3
Net income attributed to controllers	1,394	-3,898

	Consolidated Gerencial*
DRE	1Q17	1Q16
Management Generation Revenue	5,009	4,276
Management Transmission Revenue	1,051	898
Management Distribution Revenue	1,910	2,396
Others Management Revenue	402	254
Gross Management Revenue	8,372	7,823
Management Deductions from Revenue	-1,592	-1,513
Net Management Operating Revenue	6,780	6,310
Management Operational costs	-2,905	-2,994
Personal, Material, Services and Others Management	-2,392	-2,403
Depreciation and Amortization	-461	-435
Operational Management Provisions	-278	-165
Other Management Operating Expenses	-91	-97
	653	216
Management Shareholdings	300	182
Income before Financial Income	952	398
Management Financial Result	-867	-728
Managerial Income Before Tax	85	-330
Income tax and social contribution	-286	-74
Managerial Net Income	-201	-403

* Excludes CELG D results, construction revenues and expenses, Transmission Revenue with RBSE, independent research expenses, Research Findings, Impairment, onerous contracts, contingency provisions, ANEEL CCC provision, Provision for Hydrological Risk, provision for losses on investments , as a result of CTEEP's shareholdings that were impacted by RBSE and research in SPES, monetary restatement of compulsory loans and provision for IRPJ / CSLL related to RBSE.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 1Q17

I.1 Principais variações da DRE

Variações da DRE (1Q17 x 1Q16)

The 1Q17 Results posted a variation of 136% in relation to 1Q16, with net income attributable to controllers of R $ 1,394 million in 1Q17, compared to a loss of R$ 3,898 million in 1Q16, especially due to the following factors Highlights:

Operating income:

Generation Revenues	1Q17	1Q16%		Variation
Supply do Distribution Companies	3,314	3,055	8.5

The variation was mainly due to the variations in the following subsidiaries: (i) Market prices increase impacting the sale price at auctions in the subsidiary Furnas; (Ii) In Eletrosul, adjustments were made to the IPCA contracts and changes in the criteria for accounting for generation revenues in the investees Hermenegildo I, II, III and Chuí IX; (Iii) At Eletronuclear, an increase in the contracted revenue according to Aneel Resolution 2,193 / 16, which established fixed revenue for 2017, This increase was partially offset by the decrease in Supply in subsidiaries Chesf and Eletronorte due to the relaxation of part of Energia.

Supply to final consumers	685	641	6.9

The variation was mainly due to: (i) Conclusion of new bilateral contracts; (Ii) Adjustment of prices in contracts indexed to the variation of the dollar and aluminum (Eletronorte) and; (Iii) Consumer migration Free to the ACL in the subsidiary Amazonas Energia.

CCEE (short term)	396	217	82.3

The variation is mainly due to the following factors: (i) variation in the Price of Settlement of Differences - LDP; And (ii) Termination of some contracts and surplus of Physical Guarantee (Eletronorte).

Revenue from Operation and Maintenance	564	510	10.6	The variation was mainly due to: (i) RAG's annual adjustment, which took place in July 2016,
Construction Revenue	6	-18	135.8	No effect for the result, since it has expense in corresponding amount.
Transfer Itaipu (see II,3,a)	49	-148	133.5	The variation was mainly due to: (i) effects of the US dollar variation on the monetary restatement calculated based on the US Commercial Price index and Industrial goods index.
TOTAL GENERATION REVENUES	5,015	4,258	17.8	The variation was mainly due to the factors explained above.
(-) Construction	-6	18	-135.8
MANAGEMENT GENERATION REVENUES	5,009	4,276	17.1	The variation was mainly due to the factors explained above.

Transmission Revenues	1Q17	1Q16%		Variation
Revenue from Operation and Maintenance (LT Renovadas Law 12,783 / 2013)	747	673	11.0	The variation was mainly due to the RAP.
Revenue from LT Under Exploration regime	64	47	34.7	The variation was mainly due to the updating of the RAP and the reinforcement of lines in the transmission system,
Construction Revenue	174	312	-44.2	No effect for the result, since it has expense in corresponding amount.
Return Rate Updates	1,793	178	909.5

The variation was mainly due to the accounting of the Remuneration related to the credits of the Basic Network of the Existing System (RBSE) referring to the transmission lines renewed according to Law 12,783 / 2013, according to Ordinance No, 120, of April 20, 2016, of the Ministry of Mines and Energy, which established the payment conditions, with effect of R $ 1,553 in 1Q17.

TOTAL TRANSMISSION REVENUE	2,778	1,209	129.7	The variation was mainly due to the factors explained above.
(-) Rate of Return related to Remuneration of RBSE	-1,553	0	-
Construction	-174	-312	-44.2
MANAGERIAL TRANSMISSION REVENUE	1,051	898	17.1	The variation was mainly due to the factors explained above.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 1Q17

Distribution Revenues	1Q17	1Q16%		Variation
Supply to DisCos and final Consumers	2,360	2,287	3.2

The variation was mainly due to the consolidation of CELG D in 1Q17, Disregarding CELG D, there would be a 20% reduction due to the economic slowdown, reduction of tariffs revenues and a negative tariff readjustment in Ceal and Ceron.

Short Term Revenue	109	38	184.5

The variation was mainly due to: (i) decrease in the settlement price of the differences (PLD) in the northern submarket; (Ii) increased participation of SIN energy in the energy matrix of Amazonas, with less energy remaining to be settled in the short term market.

Construction Revenue	142	157	-9.8	No effect for the result, since it has expense.
CVA and other Financial Components	-32	70	-145.3

The variation was mainly due to: (i) constitution of passive CVA in the months of January and February of 2017, since the energy costs were lower than those charged from the consumers energy tariff, Detail by company in the table below.

TOTAL DISTRIBUTION REVENUE	2,579	2,553	1.0	The variation was mainly due to the factors explained above.
(-) CELG D	-528	0	-
(-) Construction	-142	-157	-9.8
REVENUE MANAGEMENT DISTRIBUTION	1,910	2,396	-20.3	The variation was mainly due to the factors explained above.

CVA and Other Financial Components	1Q17	1Q16
ED Acre	-9	-2
ED Alagoas	31	-33
Amazonas Distribuição de Energia S,A,	-68	-15
ED Piauí	12	11
ED Rondônia	2	109
ED Roraima	12	0
Celg-D	-11	0
CVA TOTAL e Others Financial Components	-32	70

Other Revenue	1Q17	1Q16%		Variation
Other Revenue	444	254	74.7	The variation was mainly due to the reclassification of distribution revenues to other operating revenues in the subsidiary CEPISA.

Operating Costs and Expenses:

OPERATIONAL COSTS	1Q17	1Q16%		Variation
Energy purchased for resale	-2,602	-2,169	19.2

The variation was mainly due to: (i) consolidation of 1 month of operation of CELG D (R $ 176 million); (Ii) change in accounting for energy purchased for the isolated system from PIEs - independent producers in the subsidiaries Ceron and Aletrobras Acre, In 1Q16, the cost of fuel for energy generation was accounted for as fuel and in 1Q17 it is the responsibility of the PIE and accounted for as energy purchased for resale; And (iii) adhesion of two new energy purchase agreements with SPE Teles Pires (Furnas).

Charges on the use of electricity grid	-485	-405	19.6	The variation is mainly due to the following reasons: (i) increase in the Use of the Transmission System (MUST), which occurred in the second half of 2016, affecting 1Q17.
Fuel for electricity production	-8	-419	-98.1

The variation was mainly due to the generation of amounts to be repaid to the CCC Fund for the CERON contract with Termonorte, due to the energy price in the ACR being above the LDP, In addition, there was a change in the power generation contract for the isolated system, because in 1Q16, the company purchased fuel to produce energy, while in 1Q17 this responsibility is from the PIE, As a consequence, there was a reduction of the cost with the purchase of fuel for PIEs,

Construction	-322	-451	-28.6	No effect for the result, since it has expense in corresponding amount.
TOTAL OPERATING COSTS	-3,417	-3,445	-0.8	The variation was mainly due to the factors explained above.
(-) CELG D	190	0	-
(-) Construction	322	451	-28.6
MANAGERIAL OPERATING COSTS	-2,905	-2,994	-2.9	The variation was mainly due to the factors explained above.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 1Q17

OPERATIONAL EXPENSES	1Q17	1Q16%		Variation
Personnel	-1,602	-1,417	13.1

The variation was mainly due to: (i) consolidation of 1 month of operation of CELG D, excluding CELG D, the increase would be 10,5%; (Ii) readjustment of the collective agreement of 2016-2017 of around 9%; And (iii) in the subsidiary Eletronorte, inclusion in the Company's payroll, as from September 2016, of effects made under an agreement to close two hazardous and uninterrupted processes.

Material	-55	-60	-8.2

The variation is mainly due to the following factors: (i) renegotiation of the lime contract and lower consumption due to the shutdown of the Candiota III UTE - Phase C, (ii) decrease in 2017 in material expenses related to the operation And maintenance of the electrical system, as a cost reduction measure foreseen in PDNG 2017-2021.

Services	-581	-511	13.6

The increase was mainly due to: (i) the consolidation of 1 month of CELG D, excluding the 1-month consumption of CELG D (R$ 40 million), an increase of 5,6%; Ii) Adjustment of contracts based on inflation; And (iii) Contractor services performed at the stoppage of the Nuclear plant in operation (R$ 11,5 million).

Others	-258	-441	-41.5	The variation was mainly due to: (i) the regulatory losses cut-off factor in the subsidiary Amazonas Energia; And (ii) Reduction of the amount of Donations and Contributions.
Remuneration and reimbursement	-91	-97	-7.1

The variation was mainly due to the reduction of the Current Reference Rate (TAR) based on the calculation of the Financial Compensation for the Use of Water Resources (CFURH), which reduced from R$ 93,35 to R$ 72,20.

Depreciation and amortization	-461	-435	6.1	The variation was mainly due to: (i) capitalization of new fixed assets with emphasis on equipment and buildings.
Operating Provision/Reversals	-361	-3,013	-88.0

The variation is mainly explained by the reduction in provisions related to legal proceedings involving a compulsory loan, which went from R$ 2,814 million in 1Q16 to a reversal of R$ 142 million in 1Q17. It also contributed to the reduction of the provision for reversion of onerous contracts, with emphasis on energy distributors, in the amount of R$ 115 million, The overrun of Angra 3's onerous contract of R$ 220 million was offset by impairment of the same amount, The main operating provisions are detailed below (for the full detail of the Operating Provisions see Explanatory Note 42).

TOTAL OPERATING EXPENSES	-3,408	-5,974	-42.9

TOTAL OPERATIONAL EXPENSES	-3,408	-5,974	-42,9	The variation was mainly due to the factors explained above.
CELG D	96	0	-
Investigation Findings Expenses	7	26	-72,5
Contingencies	112	2,949	-96,2
Onerous contracts	-319	-101	217,4
Impairment	270	0	-
Provision / (Reversal) for Losses on Investments	20	0	-
Managerial Operating Expenses	-3,221	-3,101	3,9	The variation was mainly due to the factors explained above.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 1Q17

Shareholdings

Shareholdings	1Q17	1Q16%		Variation
Shareholdings	1,825	182	902	The variation was mainly due to the Revenue of R $ 1,525 million related to the disposal of the shares of CELG D.
(-) Disposal CELG D	-1,525	0
Managerial Shareholdings	300	182	64,6

Financial Result

FINANCIAL RESULT	1Q17	1Q16%		Variation
Income from Interest and Financial Investments	497	502	-1.0
Net Monetary Adjustment	-242	-122	99

The variation was mainly due to the reduction of the inflation indices, Also noteworthy is the accounting of monetary restatement for compulsory loans in the amount of R$ 439 million in 1Q17 and R$ 617 million in 1Q16.

Net Foreign Exchange Variation	31	-185	-117	The variation is mainly due to the following reasons: (i) exchange variation in the period on financial contracts and with suppliers.
Debt Charges	-1,559	-1,507	3.5	This account did not present any relevant variation.
Shareholder Remuneration Charges	-119	-11	997	The variation was mainly the correction of the amounts related to the Advance for Future Capital Increase (AFAC).
Other financial results	55	-23	-340	This account did not present any relevant variation,
TOTAL FINANCIAL RESULT	-1,338	-1,345	-0.6	The variation was mainly due to the factors explained above.
CELG D	32	0	-
Monetary adjustment of compulsory loans	439	617	-28.9
MANAGERIAL FINANCIAL RESULT	-867	-728	19.1	The variation was mainly due to the factors explained above.

Income Tax and CSLL

INCOME TAX AND CSLL	1Q17	1Q16%		Variation
Income tax and social contribution	-1,252	-74	1,600	The variation is mainly due to the fact that taxable income in 1Q17 was lower than in 1Q16, due to a decrease in financial income.
(-) Income tax RBSE	528	0	-
(-) Income tax CELG D	438	0	-
MANAGERIAL Income Tax and Cont, Social	-286	-74	289

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 1Q17

I.2 Sale of Energy

I.2.1  Energy Sold in 2017 - Generators - TWh

In terms of the evolution of the energy market, Eletrobras Companies sold 38,4 TWh of energy in 1Q17, compared to 39,7 TWh in the same period of the previous year, representing a reduction of 3.3%.

(1)    (1) Power plants renewed by Law 12,783 / 13 – quotas

(2)    (2) Operating plants: ACR and ACL sales

I.2.2 Energy Sold in 1Q17 - Distributors - TWh

In terms of energy market evolution, Eletrobras Distributors in 1Q17 sold 3.9 TWh of energy, against 4.3 TWh traded in the same period last year, representing a reduction of 8.9%.

* Considers 30,4 thousand MWh of CERR whose concession began to be operate by the Distribuição Roraima on  January 2017.

* It considers only the captive market and supply,

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 1Q17

I.3 Impairments and Onerous Contracts

	Accumulated		Variation
Impairment	2017	2016	1Q17
Generation	12,390	12,201	189
UTN Angra 3	9,170	8,949	220
UHE Samuel	436	436	0
UHE Batalha	408	408	0
Candiota Fase B	356	356	0
Casa Nova I	325	325	0
UHE Simplício	342	342	0
UTE Camaçari	297	304	-7
Outros	1,057	1,081	-24
Transmission	3,795	3,670	125
CC 061-2001	2,207	2,077	130
LT Jauru Porto Velho	312	312	0
CC 018-2012 Mossoró Ceará Mirim	100	100	0
Outros	1,176	1,181	-5
Distribution	194	237	-43
Total	16,379	16,108	270

	CONSOLIDATED
Onerous Contracts	BALANCE ON 12/31/2016	CONSTITUTIONS	REVERSIONS	BALANCE AT 03/31/2017
TransmissION
LT Recife II - Suape II	41	0	-	42
LT Camaçari IV - Sapeaçu	115	0	-	115
Others	11	-	(4)	7
	166	1	(4)	163
Generation
Itaparica	-	6	(6)	-
Jirau	-	2	-	2
Funil	63	-	(2)	61
Coaracy Nunes	371	-	-	371
Marimbondo	236	-	(6)	229
Angra 3	1,350	-	(220)	1,130
Others	487	28	(7)	509
	2,507	37	(242)	2,302
Distribution
Ceal	8	-	-	8
Cepisa	65	-	(16)	49
Ceron	191	-	(44)	147
Boa Vista	2	4	-	6
Amazonas D	813	-	(54)	759
	-	-	-	-
	1,079	4	(115)	969

	3,753	41	(360)	3,434

Total Current Liabilities	1,094	4	(115)	983

Total Non-Current Liabilities	2,659	37	(246)	2,451

TOTAL	3,753	41	(360)	3,434

,

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed

Marketletter 1Q17

I.4 EBITDA Consolidated

EBITDA	1Q17	1Q16	(%)
Income for the Year	1,378	-3,894	135%
+ Provision for Income Tax and Social Contribution	1,252	74	1600%
+ Financial result	1,338	1,345	-1%
+ Amortization and Depreciation	461	435	6%
= EBITDA	4,429	-2,041	317%
ADJUSTMENTS
(-) EBITDA Celg D and Shareholdings results CLEG D sale	-1,554	0	-
(-)Basic Network Effects of the Existing System (RBSE)	-1,553	0	-
(-)Expenditure Independent research	7	26	-73%
(-)Contingencies	112	2,949	-96%
(-)Onerous contracts	-319	-101	-217%
(-) Impairment	270	0	-
(-)Provision / (Reversal) for Losses on Investments	20	0	-
= EBITDA MANAGERIAL [1]	1,413	833	70%

Result and Consolidated EBITDA by segment

03/30/2017
DRE by segment	Management	Generation		Transmission		Distribution	Eliminations	Total
		Operating System	O & M Regime	Operating System	O & M Regime
Net operating revenue	44	4,297	338	349	2,383	1,979	(421)	8,969
Operating Costs and Expenses	(1,624)	(2,994)	(437)	(265)	(972)	(2,180)	1,647	(6,826)
Operating result Before Financial Result	(1,580)	1,302	(99)	84	1,410	(201)	1,226	2,143
Financial Result	183	(405)	(159)	(77)	(10)	(817)	(53)	(1,338)
Profit from equity investments	3,279	-	-	-	-	-	(1,454)	1,825
Income tax and social contribution	(581)	209	(317)	(57)	(506)	-	-	(1,252)
Net Income (loss) for the period	1,301	1,106	(575)	(50)	895	(1,018)	(281)	1,378
EBITDA	1,709	1,646	(87)	89	1,420	(120)	(228)	4,429
EBITDA Margin	3859%	38%	-26%	26%	60%	-6%	54%	49%

03/30/2016
DRE by segment	Management	Generation		Transmission		Distribution	Eliminations	Total
		Operating System	O & M Regime	Operating System	O & M Regime
Net operating revenue	41	3,636	430	300	868	1,952	(466)	6,761
Operating Costs and Expenses	(4,849)	(3,790)	(338)	(341)	(662)	(1,480)	2,040	(9,419)
Operating result Before Financial Result	(4,808)	(153)	92	(41)	206	473	1,575	(2,658)
Financial Result	(259)	(647)	(175)	(9)	161	(259)	(157)	(1,345)
Profit from equity investments	769	-	-	-	-	-	(587)	182
Income tax and social contribution	15	(9)	(62)	(10)	(6)	-	-	(74)
Net Income (loss) for the period	(4,284)	(809)	(145)	(61)	360	214	831	(3,894)
EBITDA	(4,025)	176	101	(5)	210	514	988	(2,041)
EBITDA Margin	-9761%	5%	23%	-2%	24%	26%	-212%	-30%

1 The managerial EBITDA adjustments refer to non-recurring events or events that are expected to be treated under PDNG 2017-2021 (Master Plan) and therefore are expected not to affect the Company's future cash flow. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of electric energy use by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the Comissão de Valores Mobiliários and the Securities and Exchange Commission of the United States of America. Estimates and projections refer only to the date on which they were presented, and we assume no obligation to update any of these estimates or projections due to new information or future events. The future results of the operations and initiatives of the Companies may differ from the current expectations and the investor should not be based exclusively on the information contained herein.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 1Q17

I.5 Net debt

	R$ million
Net debt	1Q17	1Q16
Financing payable without RGR (1)	42,751	42,590
(-) (Cash and Cash Equivalents + Securities)	7,725	6,425
(-) Financing Receivable without RGR (2)	10,536	11,299
(-) Net balance of Itaipu Financial Asset *	1,354	1,428
Net debt	23,136	23,438
* See item II,2 “a,1”,

1, Excluded from gross debt were financings, granted with resources from RGR, owed by a company outside the Eletrobras group (R $ 1,778 million) and credits related to the federalization of Distributors, pursuant to Articles 21-A and 21-B of Law 12,783 / 2013 (R $ 1,365 million),

2, Receivables receivable by a company outside the Eletrobras group were excluded from RGR's account (1,778 million)

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 1Q17

Analysis of the Results of the Parent Company

Eletrobras reported net income of R$ 1,394 million in 1Q17, compared to a loss of R$ 3,898 million recorded in 1Q16.

This result of 1Q17 was decisively influenced by: (i) Profit from Corporate Equity, of R$ 3,211 million, mainly influenced by the income from asset allocation (CELG D) in the amount of R$ 1,525 and by the effect of Ordinance No, 120 of April 20, 2016, of the Ministry of Mines and Energy, which established the conditions for payment and remuneration related to the Basic Network of the Existing System (RBSE); (Ii) Unrecognized liabilities in subsidiaries in the amount of R$ 1,173 million, mainly impacted by subsidiaries Amazonas Energia Distribuição (R$ 708 million), CGTEE (R$ 236 million) and Ceron (R$ 111 million); (Iii) Reversal of Provisions for judicial contingencies, in the amount of R$ 2 million, mainly due to reversal of provisions related to compulsory loan lawsuits (See Note 30 to the Financial Statements of 1ITR17). The following chart presents a comparison of the results of Eletrobras holding in 1Q17 and 1Q16.

Evolution of Results - R $ million

Note: The analysis of the results of each subsidiary is attached,

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 1Q17

II.1 Shareholdings of the Parent Company

In 1Q17, the result of Corporate Interest positively impacted the Company's result by R$ 3,211 million, mainly due to the income from asset allocation (CELG D) in the amount of R$ 1,525 and the effect of Ordinance No, 120, of April 20, 2016, of the Ministry of Mines and Energy, which established the conditions of payment and remuneration related to the Basic Network of the Existing System (RBSE), as shown below:

		R$ million
	Parent Company
	1Q17	1Q16
Investments in subsidiaries
Equity	1,454	722

Investments in associates
Interest on own capital	-	-
Equity	161	51
	161	51

Other investments
Interest on own capital	10	-
Dividends	3	18
Compensation of investments in partnerships	-	-
Income from capital - ITAIPU	58	70
	70	88

Sale of Investments	1,525	-

Total	3,211	861

II.2  Commercialization of Electric Power of the Parent Company

a.Itaipu Binacional

ITAIPU FINANCIAL RESULT
	1Q17	2016
Sale of Energy Contract Itaipu + CCEE	2,644	2,644
Revenue originating from the Right of Reimbursement	161	161
Others	44	44
Total Revenue	2,848	2,848

Purchase of Energy Contract Itaipu + CCEE	-3,229	-3,229
Expenses arising from the Debt Obligation	-106	-106
Itaipu Repayment	457	457
Others	79	79
Total Expenses	-2,799	-2,799

ROL - Transfer of Itaipu	49	49

ITAIPU RESULTS (Price indexes)
	1Q17	2016
Revenue originating from the Right of Reimbursement	161	161
+ Foreign Exchange Result	-88	-88
Result from the Right of Reimbursement (RD)	73	73
- Expenses arising from the Debt Obligation	106	106
+ Foreign Exchange Result	-58	-58
Result from the Reimbursement Obligations (RO)	48	48
Balance: RD - RO	24	24

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 1Q17

a.1 Itaipu Binacional Financial Asset

(See Note 17,1,1 to the Financial Statements of 2ITR / 2016)

Pursuant to Law 11,480 / 2007, the adjustment factor for the financing agreements entered into with Itaipu Binacional and the loan assignment contracts entered into with the National Treasury, as from 2007, was withdrawn, and the Company was assured of full maintenance of its Flow of revenues.

As a result, Decree 6,265, dated November 22, 2007, was issued regulating the sale of Itaipu Binacional's electricity, defining the differential to be applied in the transfer rate, creating an asset related to the portion of the annual differential calculated, equivalent to the annual adjustment factor withdrawn from financing, to be included annually in the transfer rate, as of 2008, practiced by the Company, preserving the flow of resources, originally established.

As a result, the differential arising from the withdrawal of the annual adjustment factor, whose amounts are defined annually through an interministerial ordinance of the Ministries of Finance and Mining, was included in the rate of transfer of power from Itaipu Binacional. In the current pass-through rate of 2017, the equivalent amount of US$ 244,681will be included, wich will be received by the company through collections to distributors, approved by the ordinance MME/MF 605/2016.

The balance resulting from the adjustment factor of Itaipu Binacional, included in the Financial Assets caption, presented in Non-current Assets, amounted to R$ 3,233,598 on March 31, 2017, equivalent to US$ 1,020,578 (R$ 3,161,043 On December 31, 2016, equivalent to US$ 969,913), of which R$ 2,590,062, equivalent to US$ 779,172, will be transferred to the National Treasury until 2023, as a result of the credit assignment carried out between the Company and National Treasury, in 1999.

These amounts will be realized through their inclusion in the transfer rate to be practiced until 2023,

Therefore, considering that the Itaipu Financial Asset is a remuneration derived from the financing contract granted by Eletrobras to Itaipu, the amount of the Financial Asset to be received by Eletrobras is being considered as a discount in the calculation of the Net Debt.

II.3   Operational Provisions of Parent Company

In 1Q17, the operating provisions had a negative impact on the Parent Company's income in the amount of R$ 1,304 million, compared to R$ 4,327 million in 1Q16. This variation is mainly explained by the reversal of the effect of the movement of contingencies in the amount of R$ 2 million. In the 1Q16, the Company reviewed its measurement estimates and the probability of loss of certain lawsuits related to the compulsory loan resulting in an increase of R$ 3,431 million. In the 1Q17, there were no major changes in the provisions for contingencies of the Company. Below is the table of changes in Operating Provisions as shown below:

		R$ million
Operational Provisions	Parent company
	1Q17	1Q16
Warranties	13	5
Contingencies	-2	2,898
PCLD - Consumers and Resellers	-	-
PCLD - Financing and Loans	5	5
Short-term liabilities in subsidiaries	1,173	1,418
Onerous Contracts	-	-
Losses in Investments	22	-0,5
Impairment	-0,5	-
Adjustment to Market Value	-0,09	0,1
Others	94	2
	1,304	4,327

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 1Q17

MUTATION PROVISION FOR DISCOVERED LIABILITIES - PARENT COMPANY	Balance on 12/31/2015	Other Comprehensive Results	Capitalization of AFAC	Equity	Balance on 12/31/2016
CEPISA	1,222	0	0	92	1,314
BOA VISTA ENERGIA	609	0	0	50	659
AMAZONAS ENERGIA	9,335	0	0	708	10,042
ELETROACRE	265	0	0	55	320
CERON	1,296	0	0	111	1,406
CGTEE	2,353	0	0	236	2,588
ELETRONUCLEAR	4,508	2	0	-147	4,358
CEAL	574	0	0	69	643
TOTAL PROVISION FOR PASSIVE DISCOVERED	20,161	2	0	1,172	21,331

II.4   Financial Result of Parent Company

In 1Q17, the Financial Result positively impacted the Parent Company's result by R$ 261 million, a better result than the negative financial result of 116 of R$ 152 million. This variation is mainly explained by the lower result of the foreign exchange variation applicable to Itaipu's US dollar-denominated financing and the impact of monetary restatement on compulsory loans in the amount of R$ 439 million, as shown below:

FINANCIAL RESULT R$ million
	1Q17	1Q16
Financial Resouces
Interest income, commissions and fees	933	879
Revenue from financial investments	225	182
Moratorium surcharge on electricity	4	14
Monetary updates	-191	-293
Exchange rate variations	-12	-267
Other financial income	-28	83

Financial expenses
Debt charges	-531	-593
Lease charges	0	0
Charges on shareholders' funds	-114	-7
Other financial expenses	-25	-149
	261	-152

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 1Q17

The main indexes of financing and onlendings contracts presented the following variations in the periods:

Evolução da variação do IGP-M e do Dólar (%)

	1Q16	1Q17
Dólar	-8.86%	-2.78%
IGPM	2.97%	0.73%

III. General information

Portfolio of Receivables and Payables

a.    Financing and Borrowing Granted

The financing and loans granted are made with the Company's own resources, as well as sector resources and external resources raised through international development agencies, financial institutions and arising from the launch of securities in the international financial market.

Loans and loans granted to the parent company, with an exchange restatement clause, represent approximately 31% of the total portfolio (32% as of December 31, 2016), Those that foresee an update based on indices that represent the domestic price level in Brazil amount to 69% of the portfolio balance (68% as of December 31, 2016).

The market values of these assets are close to their book values, since they are sector-specific operations and are formed, in part, by Funds from Sectoral Funds and that do not find similar conditions as a benchmark to market value.

The reduction in the balance of receivables for the quarter ended March 31, 2017 is mainly due to the exchange variation calculated on the loans granted to Itaipu, as a result of the devaluation of the US dollar against the real, when compared to the closing prices in March 2017 and December 2016, The dollar varied negatively by about 3%.

The long-term portions of the loans and financing granted, based on the contractual cash flows, mature in variable installments, as shown below:

R$ million
	2018	2019	2020	2021	2022	After 2022	Total
Parent Company	1,834	5,247	5,247	5,161	2,974	7,344	27,808
Consolidated	2,258	2,103	2,107	1,662	1,020	213	9,364

* This amount includes receivables from other companies outside the Eletrobras System with RGR in the amount of R $ 1,778 million, since Eletrobras acts as manager of RGR and has a counterpart in assets,

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 1Q17

b.    Financing and Loans to Pay

Debts are guaranteed by the Federal Government and / or Eletrobras, are subject to charges, whose average rate in 1Q17 is 8.87% p.a, (9.65% p.a, in 1Q16), and have the following profile:

	Parent Company				Consolidated
	03.31.2017		12/31/2016		03.31.2017		12/31/2016
	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%
Foreign currency
USD	9,003	35%	9,232	35%	9,013	20%	9,243	20%
USD with Libor	2,033	8%	2,183	8%	2,394	5%	2,552	6%
EURO	202	1%	204	1%	202	0%	204	0%
IENE	95	0%	92	0%	95	0%	92	0%
Others	0	0%	0	0%	1	0%	1	0%
Subtotal	11,333	44%	11,710	44%	11,706	26%	12,092	27%

National Coin
CDI	6,044	24%	6,286	24%	12,455	27%	12,702	28%
IPCA	0	0%	0	0%	488	0%	532	1%
TJLP	0	0%	0	0%	2,796	6%	10,064	22%
SELIC	1,152	4%	1,675	6%	1,152	3%	1,675	4%
Others	0	0%	0	0%	9,372	21%	1,359	30%
Subtotal	7,196	28%	7,961	30%	26,263	57%	26,332	58%

Not indexed	7,087	28%	6,648	25%	7,718	17%	7,196	16%

TOTAL	25,616	100%	26,320	100%	45,686	100%	45,620	100%

* This amount includes the debt of other companies outside the Eletrobras System with RGR in the amount of R $ 1,778 million, since Eletrobras acts as manager of RGR and has a counterpart in assets,

The long-term portion of loans and financing matures as scheduled:

R$ million
	2018	2019	2020	2021	2022	Após 2022	Total
Parente Company	2,144	5,642	2,189	7,457	1,061	3,839	22,332
Consolidated	4,517	8,049	4,053	9,091	2,256	11,985	39,950

c.
 Consolidated Gross Debt

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 1Q17

* The debts of the Distribution Companies are mostly with the Holding or RGR and are therefore eliminated in the consolidation of gross debt (with the exception of 0,2%).

Ratings

Agência	National Classification / Perspective	Latest Report
Moody’s Issuer Rating	“Ba3”: / Estavel	17/03/2017
Moody’s Senior Unsecured Debt	“Ba3”: /Estavel	17/03/2017
Fitch Senior Unsecured Debt Rate	“BB” : / Negativa	29/11/2016
Fitch LT Foreign Currency Issuer	“AA-”: / Estável	29/11/2016
S&P LT Local Currency	“BB” / Negativa	19/05/2016
S&P LT Foreign Currency	“BB“ / Negativa	19/05/2016

Eletrobras Organization Chart

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 1Q17

Investiments

R$ million
NATURE OF INVESTMENTS	Budgeted *	Realized
	2016
Generation Expansion	2,264,7	140,6	7.6
Transmission Expansion	1,718,6	139,8	11.2
Distribution Expansion	2,211,6	93,4	6.9
SPEs	2,438,1	30,6	26.2
Others (Research, Infrastructure, Environmental Quality)	320,7	58,7	18.3
Total Investments	8,953,7	1,215,9	13.6

* For details of the investments, per subsidiary or by project, see appendix 3 to this Investor Report

Share Capital

Structural of Social Capital

At March 31, 2017, the capital of Eletrobras was composed as follows:

Shareholders	Common		Pref, Class “A”		Pref, Class “B”		Total
	Amount	%	Amount	%	Amount	%	Amount	%
Federal Government	554,395,652	51%	0	0%	1,544	0%	554,397,196	41%
BNDESpar	141,757,951	13%	0	0%	18,691,102	7%	160,449,053	12%
BNDES	74,545,264	7%	0	0%	18,262,671	7%	92,807,935	7%
FND	45,621,589	4%	0	0%	0	0%	45,621,589	3%
CEF	1,000,000	0%	0	0%	0	0%	1,000,000	0%
FGHAB	2,722,864	0%	0	0%	0	0%	2,722,864	0%
OTHERS	267,006,977	25%	146,920	100%	228,481,566	86%	495,635,463	37%
Total	1,087,050,297	100%	146,920	100%	265,436,883	100%	1,352,634,100	100%

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 1Q17

Shares Analysis

Shares

ELET3 - Eletrobras Common Shares

In the first quarter of 2017, Eletrobras common shares (ELET3) recorded a 24.9% devaluation, closing at R$ 17.10. The highest price was R$ 23.20, recorded on January 12, and the lowest R$ 17.10 recorded on March 31, considering ex-dividend values. The average daily trading volume in the period was 1,340.95 million shares and the average daily financial volume was R$ 28,031.51 million.

ELET6 - Eletrobras Preferred Shares

In the first quarter of 2017, Eletrobras preferred shares (ELET6) showed a 15.0% devaluation, closing at R$ 22.07, The highest price was R$ 26.75, registered on February 13, and the lowest R$ 21.56 recorded on March 29, considering ex-dividend values. The average daily trading volume in the period was 1,064.5 million shares and the average daily financial volume was R$ 26,469.5 million.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 1Q17

Evolution of Traded Shares on BMF & BOVESPA

ADR Programs

EBRN - Eletrobras Common Shares

In the first quarter of 2017, the ADRs of Eletrobras common shares posted a 20.8% depreciation, closing at U$ 5,43, The highest price was US$ 7.22, registered on February 15, and the lowest US$ 5.42, recorded on March 30, considering ex-dividend values.  The average daily trading volume in the period was 171.3 thousand shares, The balance of ADRs corresponding to these shares at the end of the quarter was 1.14 million.

EBRB - Eletrobras Preferred Shares

In the first quarter of 2017, Eletrobras preferred stock ADRs depreciated 12.3% to US$ 6.91. The highest price was US$ 8.61, registered on February 8, and the lowest US$ 6.71 recorded on March 30, considering ex-dividend values. The average daily trading volume in the period was 82.38 thousand shares. The balance of ADRs corresponding to these shares at the end of the quarter was 576.39 million.

Evolution of Traded Shares in ADR

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 1Q17

Latibex - Madrid Stock Exchange

XELTO - Eletrobras Common Shares

In the first quarter of 2017, the Latibex common stock showed a depreciation of 23.9%, closing at € 5.09. The highest price was € 6.94, registered on February 15, and the lowest € 5.09, recorded on March 31, considering ex-dividend values, The average daily trading volume in the period was 22 thousand shares.

XELTB - Eletrobras Preferred Shares

In the first quarter of 2017, the Latibex preferred shares presented 15.0% devaluation, closing at € 6.51, The highest price was € 8.13, registered on February 13, and the lowest € 6.41, recorded on March 28, considering ex-dividend values. The average daily trading volume in the period was 21.3 thousand shares.

Evolution of Foreign Currencies

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 1Q17

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 1Q17

Nº of employees

Parent Company

By time

Working time in the company (years)	1Q17
Less than 5	56
6 to 10	452
11 to15	200
16 to 20	34
21 to 25	21
more than 25	192
Total	955

By region

State of the Federation
1Q17
Rio de Janeiro	918
São Paulo	0
Paraná	0
Rio Grande do Sul	0
Brasília	37
Total	955

Hired / Outsourced Labor

1Q17
0

Rotational Ratio (Holding)

1Q17
0.2%

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 1Q17

Direct Partnerships in SPEs - Parent Company

Generation

SPE	Power Plant	Total Investment R$ million	Capacity Installed MW	Energy Assured Average MW	Energia Gerada MWh
					1Q17
Norte Energia SA*	UHE		11,233,1	4,571,0	5,214,020
Eólica Mangue Seco 2	UEE	114.6	26	9,59	16,993
Rouar S.A.	EOL	US$ 101.7 MM	65,1	65,1	37,077

•          7 Generating Units in commercial operation totaling 1,924,4 MW of capacity in commercial operation,

Power Plant	Participation (%)	Location (State)	Start of Construction	Start of Operation	End of Operation
Norte Energia S,A	15,0	PA	Jun/11	Abr/16	Ago/45
Eólica Mangue Seco 2	49	RN	Mai/10	Set/11	Jun/32
Rouar SA	50	Uruguai - Colônia’s Department	Set/2013	Dez/14	20 years*

Transmission

Development	Object (From to)	Participation (%)	Investment (R$ milhões)	Extension of lines (Km)	Voltage (kV)	Start of Operation	Termination of Concession
Electrical Interconnection Brazil/ Uruguai *	LT 230 kV LT 525 kV	60% Eletrobras Holding 40% Eletrosul	60	02 km em 230 kV e 60 em 525 kV	230 525	Jun/16	-

Development	Object	Total Investment (R$ million)*	Transformation Capacity (MVA)	Location	Start of Operation	Termination of Concession
Electrical Interconnection Brazil/ Uruguai*	SE Candiota -525/230 kV	80	672 MVA +1 R 224 MVA	RS	Jun/16	-

*Eletrobras detém 60,4% e a Eletrosul 39,6% do empreendimento,

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 1Q17

Notes:

Balance Sheet

R$ thousand

Assets	Parent Company		Consolidated
	03/30/17	12/31/16	03/30/17	12/31/16
Current
Cash and cash equivalents	25,579	194,106	975,504	679,668
Restricted cash	1,926,148	1,681,346	1,926,148	1,681,346
Marketable securities	5,273,338	4,288,141	6,499,403	5,497,978
Customers	349,079	355,031	4,592,779	4,402,278
Financial assets - Concessions and Itaipu	0	0	3,683,738	2,337,513
Loans and financing	7,324,237	6,783,913	2,949,526	3,025,938
Fuel Consumption Account - CCC	191,560	195,966	191,560	195,966
Equity Pay	598,199	618,566	261,825	318,455
Taxes to recover	187,967	674,241	597,917	1,085,520
Income tax and social contribution	843,655	769,541	1,119,911	1,086,367
Reimbursement rights	76,242	74,527	1,447,552	1,657,962
Warehouse	270	280	532,518	540,895
Nuclear fuel stock	0	0	455,737	455,737
Indemnities - Law 12,783 / 2013	0	0	0	0
Derivative financial instruments	0	0	191,447	127,808
Hydrological risk	0	0	108,275	109,535
Assets held for sale	0	0	0	4,406,213
Other	1,147,923	1,136,336	1,655,040	1,663,473
TOTAL CURRENT ASSETS	17,944,197	16,771,994	27,188,880	29,272,652

NON CURRENT
LONG-TERM
Reimbursement rights	0	0	7,475,061	7,507,024
Loans and financing	27,807,517	28,597,843	9,363,664	10,158,306
Customers	64,975	76,441	2,125,482	2,079,025
Marketable securities	249,254	245,296	250,496	247,235
Nuclear fuel stock	0	0	587,827	675,269
Taxes to recover	0	0	1,763,388	1,705,414
Income tax and social contribution	1,488,158	1,488,158	2,098,649	2,327,866
Escrow deposits	3,053,019	2,896,676	6,044,405	6,259,272
Fuel Consumption Account - CCC	6,919	6,919	6,919	6,919
Financial assets - Concessions and Itaipu	2,396,422	2,412,933	52,673,247	52,749,546
Derivative financial instruments	0	0	0	100,965
Advances for future capital increase	1,347,760	1,255,184	1,565,664	1,617,916
Hydrological risk	0	0	423,966	457,677
FUNAC refund	0	0	0	0
Other	2,300,909	2,071,256	1,755,519	1,228,143
	38,714,933	39,050,706	86,134,287	87,120,577
INVESTMENTS	62,286,249	60,590,777	27,396,139	26,531,534
PROPERTY	193,627	194,402	26,605,842	26,812,925
INTANGIBLE	0	0	744,441	761,739
TOTAL NON-CURRENT ASSETS	101,194,809	99,835,885	140,880,709	141,226,775
TOTAL ASSETS	119,139,006	116,607,879	168,069,589	170,499,427

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 1Q17

 R$ thousand

Liabilities and Equity	Parent Company		Consolidated
	03/30/17	12/31/16	03/30/17	12/31/16
CURRENT
Loans and financing	3,283,854	3,397,485	5,735,929	5,833,547
Debentures	0	0	15,511	12,442
Financial liabilities	0	0	0	0
Compulsory loan	46,001	48,193	46,001	48,193
Suppliers	376,870	440,976	9,544,132	9,659,301
Advances from customers	550,620	560,277	610,623	620,781
Taxes payable	41,057	41,554	1,202,531	1,336,089
Income tax and social contribution	627,770	486,605	682,356	606,848
Remuneration to shareholders	0	0	982,959	1,093,678
Financial liabilities - Concessions and Itaipu	471,164	458,302	475,804	462,891
Estimated liabilities	1,457,867	1,212,017	0	0
Reimbursement Obligations	117,290	106,879	1,170,725	1,188,149
Post-employment benefits	1,857,251	1,693,309	2,023,750	1,868,085
Provisions for contingencies	22,799	29,632	92,085	107,571
Regulatory charges	650,773	756,811	1,015,792	1,083,475
Lease	0	0	624,122	647,201
Grants payable - Use of public goods	0	0	136,751	136,662
Derivative financial instruments	4,257	6,614	4,379	6,946
Liabilities associated with assets held for sale	0	391,550	0	5,175,013
Other	94,365	100,145	1,894,652	1,251,638
TOTAL CURRENT LIABILITIES	9,601,938	9,730,349	26,258,102	31,138,510

NON-CURRENT
Loans and financing	22,332,353	22,922,041	39,950,206	39,786,881
National Treasury Credits	0	0	0	0
Suppliers	0	0	9,742,350	9,782,820
Debentures	0	0	191,230	188,933
Advances from customers	0	0	577,075	592,215
Compulsory loan	464,615	460,940	464,615	460,940
Obligation for asset retirement	0	0	1,423,116	1,402,470
Operating provisions	0	0	0	0
Fuel Consumption Account - CCC	510,868	482,179	510,868	482,179
Provisions for contingencies	14,157,242	13,674,073	20,225,940	19,645,954
Post-employment benefits	394,035	394,035	2,363,829	2,368,077
Provision for unsecured liabilities	21,330,688	20,160,828	314,155	311,010
Onerous contracts	0	0	2,450,903	2,659,305
indemnification obligations	0	0	1,521,547	1,516,313
Lease	0	0	1,010,716	1,032,842
Grants payable - Use of public goods	0	0	63,750	63,337
Advances for future capital increase	3,410,823	3,310,409	3,410,823	3,310,409
Derivative financial instruments	0	0	43,161	43,685
Regulatory charges	0	0	793,673	615,253
Taxes payable	2,222	2,222	1,105,422	1,059,880
Income tax and social contribution	335,032	320,560	8,808,958	8,305,606
Other	979,580	946,775	972,885	1,667,883
TOTAL NON-CURRENT LIABILITIES	63,917,458	62,674,062	95,945,222	95,295,992

EQUITY
Share capital	31,305,331	31,305,331	31,305,331	31,305,331
Capital reserves	13,867,170	13,867,170	13,867,170	13,867,170
Revenue reserves	3,018,680	3,018,680	3,018,680	3,018,680
Equity valuation adjustments	25,722	33,261	25,722	33,261
Profits (losses)	1,401,164	0	1,401,164	0
Accumulated other comprehensive income	-3,998,457	-4,004,625	-3,998,457	-4,004,625
Amounts recognized in OCI classified as held for sale	0	-16,349	0	-16,349
Non-controlling shareholders	0	0	246,655	-138,543
TOTAL SHAREHOLDERS' EQUITY	45,619,610	44,203,468	45,866,265	44,064,925
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	119,139,006	116,607,879	168,069,589	170,499,427

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 1Q17

Income Statement

 R$ thousandl

	Parent Company		Consolidated
	03/30/17	12/31/16	03/30/17	12/31/16
NET OPERATING REVENUE	872,616	839,970	8,968,824	6,761,370
Operating costs
Energy purchased for resale	-860,870	-910,612	-2,602,297	-2,169,057
Charges on use of electric network	0	0	-485,117	-405,495
Construction	0	0	-322,067	-451,157
Fuel for electricity production	0	0	-7,783	-419,118
NET OPERATING REVENUE	-860,870	-910,612	-3,417,264	-3,444,827
Operating expenses
Personnel, Materials and Services	-141,617	-165,825	-2,237,786	-1,987,959
Remuneration and compensation	0	0	-90,573	-97,467
Depreciation	-1,237	-1,308	-379,431	-378,298
Amortization	0	0	-81,922	-56,460
Donations and contributions	-25,897	-52,894	-33,788	-69,695
Operating Provisions /Reversals	-1,303,649	-4,327,480	-360,931	-3,013,021
Investigation Findings	0	0	0	0
Other	-14,742	-38,385	-224,149	-371,398
	-1,487,142	-4,585,892	-3,408,580	-5,974,298
OPERATING INCOME BEFORE FINANCIAL RESULT	-1,475,396	-4,656,534	2,142,980	-2,657,755
Financial result
Financial income
Income from interest, commissions and fees	933,076	878,946	210,473	192,754
Income from financial investments	224,762	182,471	286,048	308,874
Moratorium on electricity	4,232	13,659	103,074	131,039
Restatement Assets	260,298	326,617	308,479	799,978
Current foreign currency exchange rate variations	578,996	2,166,141	610,901	2,188,219
Payment of indemnities - Law 12,783 / 13	0	0	0	0
Regulatory asset update	0	0	4,836	17,535
Gains on derivatives	0	0	116,856	25,786
Other financial income	-27,931	82,935	143,941	205,598
Financial expenses
Debt charges	-531,432	-593,404	-1,559,255	-1,507,040
Lease charges	0	0	-80,899	-67,109
Charges on shareholders' funds	-113,607	-7,139	-118,922	-10,837
Noncurrent Restatement	-451,591	-619,888	-550,016	-921,542
Noncurrent foreign currency exchange rate variations	-590,862	-2,433,323	-579,811	-2,372,821
Regulatory liability update	0	0	-15,445	-8,014
Losses on derivatives	0	0	0	53,144
Other financial expenses	-25,203	-148,848	-217,889	-380,728
	260,738	-151,833	-1,337,629	-1,345,164
INCOME BEFORE EQUITY	-1,214,658	-4,808,367	805,351	-4,002,919
RESULTS OF EQUITY	3,210,834	861,493	1,824,792	182,088
OPERATING INCOME BEFORE TAXES	1,996,176	-3,946,874	2,630,143	-3,820,831
Current Income tax and social contribution	-602,551	-218,195	-668,735	-226,228
Deferred Income Tax and Social Contribution	0	267,209	-583,256	152,591
NET LOSS FOR THE PERIOD	1,393,625	-3,897,860	1,378,152	-3,894,468
SHARE ATTRIBUTED TO CONTROLLING	1,393,625	-3,897,860	1,393,625	-3,897,860
SHARE ATTRIBUTED TO NON-CONTROLLING	0	0	-15,473	3,392
NET LOSS PER SHARE	1.03	-2.88	1.03	-2.88

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 1Q17

Cash Flow Statement

R$ thousand

	Parent Company		Consolidated
	03/30/17	12/31/16	03/30/17	12/31/16
Operating Activities
Income before income tax and social contribution	1,996,176	-3,946,875	2,630,413	-3,820,832
Adjustments to reconcile income to cash provided by operations:
Depreciation and amortization	1,237	1,308	461,353	434,758
Net monetary variations	191,293	293,270	241,537	298,982
Net foreign exchange rate variations	11,866	86,943	-31,090	30,283
Financial charges	-491,861	-340,796	1,339,464	381,648
Financial asset revenue	0	0	-1,793,361	-177,652
Equity income	-3,210,834	-861,493	-1,824,792	-182,088
Provision (reversal) for capital deficiency	1,173,491	1,417,962	0	0
Provision (reversal) for doubtful accounts	4,560	5,064	98,707	147,409
Provision (reversal) for contingencies	-2,140	2,898,358	112,480	2,948,880
Provision (reversal) for the impairment of assets	-463	0	270,346	0
Provision (reversal) for onerous contract	0	0	-319,121	-100,551
Provision (reversal) for losses on investments	21,768	-463	19,743	-463
ANEEL-CCC Provision	0	0	0	0
Provision (reversal) for hydrological risk - GSF	0	0	0	0
RGR Charges	90,217	55,253	90,217	55,253
Adjustment to present value / market value	-4,788	-976	16,042	-957
Minority interest in results	0	0	-22,743	-5,139
Charges on shareholders' funds	113,607	7,139	118,922	10,837
Financial instruments - derivatives	0	0	-116,856	-78,930
Other	44,938	73,560	309,198	135,107
	-2,057,109	3,635,129	-1,029,954	3,897,377
(Increases) / decreases in operating assets
Customers	0	0	-391,497	-8,699
Marketable securities	-989,155	296,260	-1,004,686	1,405,521
Reimbursement rights	-1,715	0	242,373	-292,541
Warehouse	10	27	8,377	42,029
Nuclear fuel stock	0	0	87,442	35,938
Financial assets - Itaipu and public service concessions	262,361	781,996	262,361	781,996
Assets held for sale	0	0	0	0
Hydrological risk	0	0	34,971	83,822
Other	-79,735	-58,101	-194,460	133,784
	-808,234	1,020,182	-955,119	2,181,850
Increase / (decrease) in operating liabilities
Suppliers	-52,111	4,237	104,603	744,183
Advances from customers	0	0	-15,641	-14,863
Lease	0	0	-22,037	-19,866
Estimated liabilities	10,411	7,377	-30,804	-44,239
indemnification obligations	16,652	0	-686,973	82,654
Sectorial charges	0	0	155,341	82,000
Liabilities associated with assets held for sale	0	0	0	0
Other	4,219	-21,327	-61,074	72,828
	-20,829	-9,713	-556,584	902,697

Cash from operating activities	-889,996	698,723	88,486	3,161,092

Payment of financial charges	-566,788	-523,716	-1,015,571	-731,711
Payment of RGR charges	-37,134	-39,274	-37,134	-39,274
Annula allowed Revenue (financial asset)	0	0	328,814	153,219
Financial asset indemnities received	0	0	0	0
Financial charges received	541,533	572,847	211,999	317,833
income tax payment and social contribution	-65,755	-75,765	-380,416	-118,100
investment compensation received in corporate participations	52,582	52,138	138,088	116,414
Pension payment	-7,072	-17,483	-82,216	-42,215
Payment of legal contingencies	-71,403	-64,411	-106,897	-70,525
Judicial deposits	-140,220	-50,039	299,636	-218,222

Net cash from operating activities	-1,184,253	553,020	-555,211	2,528,511

Financing activities

Loans and financing obtained	0	305,651	1,189,999	1,423,361
Payment of loans and financing - Main	-967,993	-660,786	-1,537,001	-1,621,730
Payment of compensation to shareholders	-327	-30	-327	-30
Tax refinancing and contributions payments - main	0	0	-33,279	-42,581
Advanced receivalbe for future capital increase	0	0	0	0
RGR resource for transfer	647,706	0	647,706	0
Other	0	0	0	1,863
Net cash from financing activities	-320,613	-355,165	267,099	-239,117
Investing activities
Lending and financing	-886,664	-126,900	0	-3,055
loans and financing receivables	1,260,791	919,893	584,546	631,522
Acquisition of fixed assets	0	-4,450	-217,828	-564,492
Acquisition of intangible assets	0	0	-22,928	-14,348
Acquisition of concession assets	0	0	-209,912	-412,501
Acquisition / capital investment in equity	-92,250	-255,000	-602,770	-1,125,686
Advance concession for future capital increase	-10,804	-165,442	-15,237	-388,690
Investment sale in shareholdings	1,065,266	0	1,065,266	0
Other	0	0	2,811	-4,319
Net cash from investing activities	1,336,340	368,101	583,949	-1,881,569

Increase (decrease) in cash and cash equivalents	-168,527	565,956	295,836	407,825

Cash and cash equivalents at beginning of year	194,106	691,719	679,668	1,393,973
Cash and cash equivalents at end of year	25,579	1,257,675	975,504	1,801,798
	-168,527	565,956	295,836	407,825

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.